Exhibit h 3 f

November 28, 2009

Board of Directors
Eclipse Funds Inc.
51 Madison Avenue
New York, NY 10010

Re: Expense Limitation Agreement

MainStay Intermediate Term Bond Fund
Class I shares

Dear Board of Directors:

(1)           This letter will confirm New York Life Investment Management LLC’s (“New York Life Investments”) intent that in the event the annualized ratio of total ordinary fund operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and the fees and expenses of any other fund in which the Fund invests) to average daily net assets of the Class of the Fund listed in the chart below, calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage limitation set forth below, New York Life Investments will assume a portion of the Fund’s operating expenses in the amount of such excess:

FUND/CLASS	EXPENSE LIMIT
MainStay Intermediate Term Bond Fund Class I Shares	0.60%

New York Life Investments authorizes the Fund and the administrator to reduce New York Life Investments’ monthly management fees or reimburse the monthly expenses of the appropriate Class of the Fund to the extent necessary to effectuate the limitations stated in this Section (1), consistent with the method set forth in Section (4) below.  New York Life Investments authorizes the Fund and the administrator to request funds from New York Life Investments as necessary to implement the limitations stated in this Section (1).  New York Life Investments will pay to the Fund or Class any such amounts, consistent with the method set forth in Section (4) below, promptly after receipt of such request.

(2)           The expense cap set forth in this Agreement is effective from November 28, 2009 through July 31, 2010.

(3)           The foregoing expense limitation supersedes any prior agreement regarding expense limitations.  Each expense limitation is an annual, not monthly, expense limitation, and is based on the fiscal years of the Funds.  Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) New York Life Investments shall be reimbursed by the respective Fund or Class in an amount equal to such difference, consistent with the method set forth in Section (4) below, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to Sub-Section 3(i), the Fund and/or Class shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year.  New York Life Investments shall be entitled to recoupment from a Fund or Class of any fee waivers or expense reimbursements pursuant to this arrangement consistent with the method set forth in Section (4) below, if such action does not cause the Fund or Class to exceed existing expense limitations, and the reimbursement is made within the period that this Agreement is in effect.

(4)           Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement shall be allocated among the Classes of shares of the Funds in accordance with the terms of the Funds’ multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “18f-3 Plan”).  To this end, the benefit of any waiver or reimbursement of any management fee and any other “Fund Expense,” as such term is defined in the 18f-3 Plan, shall be allocated to all shares of the Funds based on net asset value, regardless of Class.

This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that a Fund is deemed to have paid a preferential dividend.  In the event of any conflict between any other term of this Agreement and this Section (4), this Section (4) shall control.

*           *           *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Barry A. Schub

Barry A. Schub
Executive Vice President

ACKNOWLEDGED:
ECLIPSE FUNDS INC.

By:	/s/ Stephen P. Fisher

Stephen P. Fisher
President